UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 25, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

China Hydroelectric Corporation

File No. 333-163558 - CF#24206

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China Hydroelectric Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on December 8, 2009.

Based on representations by China Hydroelectric Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.21	through July 31, 2010
Exhibit 10.52	through June 30, 2011
Exhibit 10.53	through June 30, 2011
Exhibit 10.54	through June 30, 2018
Exhibit 10.55	through December 31, 2011
Exhibit 10.56	through December 31, 2011
Exhibit 10.57	through December 31, 2011
Exhibit 10.58	through September 30, 2013
Exhibit 10.59	through May 11, 2012
Exhibit 10.60	through April 6, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel